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SECURITIES A[illegible] 17006270
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2016 (MM/DD/YY) AND ENDING 6/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Progressive Asset Management, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1814 Franklin Street, Suite 503
(No. and Street)

Oakland	**CA**	**94612-3400**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine Cartier **(800) 786-2998**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott, LLP
(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle, Suite 200	**Larkspur**	**CA**	**94939-1750**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Catherine Cartier**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Progressive Asset Management, Inc.** as of **June 30, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President and Chair
Title

PRATISTHA RAI
COMM. # 2078185
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 13, 2018

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements and Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Year ended June 30, 2017

With Report of Independent Registered Public Accounting Firm

Progressive Asset Management, Inc.
June 30, 2017

Table of Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC
ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of **Progressive Asset Management, Inc.**:

We have audited the accompanying statement of financial condition of **Progressive Asset Management, Inc.** (Company) as of June 30, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have subjected the Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934, as listed in the table of contents (supplemental information), to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
September 6, 2017

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM

Progressive Asset Management, Inc.

Statement of Financial Condition

June 30, 2017

ASSETS		
Cash and cash equivalents	$	283,611
Prepaid expenses and other assets		2,058
Total Assets	$	285,669
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	24,476
Payroll liabilities		13,697
Deposit payable to parent		30,000
Unearned revenue		93,231
Total Liabilities		161,404
Stockholder's Equity		
Preferred stock, no par value, 1,000,000 shares authorized, zero shares issued and outstanding		-
Common stock, no par value, 5,000,000 shares authorized, 2,075,263 issued and outstanding		1,285,750
Accumulated deficit		(1,161,485)
Total Stockholder's Equity		124,265
Total Liabilities and Stockholder's Equity	$	285,669

See accompanying notes.

Progressive Asset Management, Inc.

Statement of Operations

For the Year Ended June 30, 2017

Revenue		
Management fees and commissions	$	120,049
Marketing reimbursement and other income		58,215
Total Revenue		178,264
Expenses		
Professional fees		73,846
Compensation and benefits		60,975
Social screening and advocacy		44,483
Corporate and shareholder expenses		13,898
Occupancy		9,250
Regulatory		6,933
Business development		6,606
Travel and meetings		3,713
Office		3,442
Computer and internet		426
Total Expenses		223,572
Loss Before Income Taxes		(45,308)
Income taxes		2,272
Net Loss	$	(47,580)

See accompanying notes.

Progressive Asset Management, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2017

	Common Stock					Accumulated		Total Stockholders'
	Shares		**Amount**			**Deficit**		**Equity**
July 1, 2016	2,075,263	$	1,285,750	$		(1,113,905)	$	171,845
Net loss	-		-			(47,580)		(47,580)
June 30, 2017	2,075,263	$	1,285,750	$		(1,161,485)	$	124,265

See accompanying notes.

Progressive Asset Management, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2017

Cash Flows from Operating Activities		
Net loss	$	(47,580)
Adjustments to reconcile net loss		
to net cash provided by operating activities:		
Realized loss on investments		168
(Increase) decrease in:		
Prepaid expenses and other assets		9,382
Investments		863
Increase (decrease) in:		
Accounts payable and accrued liabilities		15,394
Payroll liabilities		12,241
Deposit payable to parent		30,000
Unearned revenue		(12,712)
Net Cash Provided by Operating Activities		7,756
Net Increase in Cash and Cash Equivalents		7,756
Cash and cash equivalents at beginning of year		275,855
Cash and Cash Equivalents at End of Year	$	283,611
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$	2,272

See accompanying notes.

Progressive Asset Management, Inc.

Notes to Financial Statements
June 30, 2017

1. Summary of Significant Accounting Policies

Basis of Presentation
Progressive Asset Management, Inc. (the "Company"), which incorporated in California on July 14, 1987, and operates from its headquarters in Oakland, California, is registered as a broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is regulated by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of PAM Holdings, Inc. ("Holdings"). The Company works primarily to recruit brokers committed to socially responsible investing into the Progressive Asset Management Branch.

In its policies, practices, and programs, the Company commits to provide its clients with the highest quality social investment research and to operate as a strong, positive force for social justice and environmental protection.

The Company claims an exemption from Rule 15c3-3 of the SEC because it does not carry customer funds or handle customer securities.

Basis of Accounting
The management of the Company prepares the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
Cash and cash equivalents consist of demand deposits held by a commercial bank. All cash and cash equivalents are available to the Company within 90 days of demand. At various times during the year ended June 30, 2017, cash and cash equivalents exceeded Federal Deposit Insurance Corporation limits.

Revenue Recognition
The Company receives management fees and commissions from its clearing broker, Securities America Financial Corporation ("SAFC"). Management fees are received in advance and recognized as earned based on a percentage of customer assets. Commission revenue from security transactions is recognized on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material. SAFC provided a marketing allowance through November 2016, which the Company recognized as earned. Unearned revenue relates to payments received in advance and is recognized as revenue when services are provided or certain milestones are achieved (Note 2).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the management of the Company to make estimates and assumptions that affect the amounts reported. Although the management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Subsequent Events
The management of the Company evaluated subsequent events for recognition and disclosure through September 6, 2017, the date that the Company issued these financial statements (Note 9).

2. Unearned Revenue

On December 10, 2015, the Company entered into a promissory note agreement with SAFC in the amount of $105,943. The note originated as a deferred incentive bonus whereby forgiveness of the note and imputed interest is based on the amount of commissions earned by the Company's network brokers. This incentive bonus can be earned over a five-year period through November 2020.

2. Unearned Revenue (Continued)

The Company is joint and severally liable to pay SAFC along with a registered representative of the Company if certain conditions are not met in accordance with the agreement. Repayment is secured by commissions and bonuses to be paid by SAFC to the Company. Interest on the outstanding principal amount is imputed annually at the applicable federal rate until maturity. At June 30, 2017, the balance of the note payable and accrued interest was $93,231 and is included as unearned revenue on the accompanying statement of financial condition. During 2017, the Company recognized unearned revenue of $12,712.

3. Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences will reverse.

As of June 30, 2017, the Company had deferred tax assets totaling approximately $75,000 and net of a 100% valuation allowance, resulting from federal net operating loss carry forwards, unearned revenue, and federal low-income housing tax credits. As of June 30, 2017, the Company had federal and state net operating loss carry forwards, unearned revenue, and federal low-income housing tax credits totaling approximately $15,000, $21,000 and $39,000, respectively. Net operating loss and tax credit carryforwards expire on various dates during the income tax years 2018 to 2037. Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be utilized and, therefore, has recorded a full valuation allowance. The valuation allowance increased by $11,000 during 2017. During the year ended June 30, 2017, income taxes consist entirely of state income taxes.

The management of the Company considers certain tax positions taken by the Company and has determined that there are no tax positions that would create a difference between taxes reported on its tax returns and herein. As of June 30, 2017, the management of the Company believes that there are no tax positions of the Company where it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the year ending June 30, 2018. As of June 30, 2017, open tax periods subject to future examination by taxing authorities cover periods from July 1, 2013 through June 30, 2017.

4. Clearing

Beginning in October 2015, the Company has an arrangement as a limited use broker dealer through SAFC and receives overrides as follows: SAFC retains 5% of the gross commissions and pays advisors at various rates negotiated between the advisors and the Company, and the Company retains the rest of the fees less its shared percentage of administrative fees.

During the year ended June 30, 2017, commissions earned by the Company and derived from the gross commissions generated by three representatives totaled approximately 77% of total commissions earned by the Company.

5. Employee Benefit Plan

The Company offers a defined contribution SIMPLE IRA plan (the "Plan") for the benefit of its employees. The Plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the year ended June 30, 2017, totaling $1,760.

6. Commitments and Contingencies

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of the management of the Company, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

7. Net Capital Requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the SEC, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2017, the Company had a net capital of $122,207 which is $22,207 in excess of its required net capital. As of June 30, 2017, the ratio of aggregate indebtedness to net capital was 1.32 to 1.

8. Related Party Transactions

Under an expense sharing agreement, the Company subleased office space from an entity in which an officer and director of the Company is an officer of the entity. The Company subleased approximately 27% of the available office space. During the year ended June 30, 2017, the Company paid rent to the related entity totaling $9,089. The Company is not obligated for any future payments.

9. Purchase and Sale

On March 30, 2017, the Company entered into a purchase agreement with a buyer to sell all of the shares of the Company for a purchase price of $60,000. At the closing, the seller will retain all existing assets and liabilities, and the buyer will have ownership of the existing broker dealer license. The sale is subject to FINRA's approval of the buyers continuing membership as a broker dealer. As of the audit report date, the sale was not yet approved. In accordance with the agreement, the buyer made a non-refundable deposit of $30,000, which is included as deposit payable to parent on the accompanying statement of financial condition.

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Progressive Asset Management, Inc.

Schedule I

June 30, 2017

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total stockholder's equity	$	124,265
Less: non-allowable assets		
Prepaid expenses and other assets		2,058
Net Capital		122,207
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $161,404 or $100,000, whichever is greater		100,000
Excess Net Capital	$	22,207
Excess Net Capital after Deducting the Higher of 10% of Aggregate Indebtedness or $120,000	$	2,207
Aggregate Indebtedness to Net Capital Ratio		1.32 to 1

Reconciliation Pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission

Net Capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2017	$	164,306
Decrease in stockholder's equity		(49,254)
Decrease in non-allowable assets		7,155
Net Capital Per Above Computation	$	122,207

See accompanying notes.

Progressive Asset Management, Inc.
Schedule II

Computation of Determination for Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2017

A supplemental report pursuant to Rule 17a-5(d)(2) of the Securities and Exchange Commission and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rules 17a-5(e)(1)(i)(A) and 15c3-3(k), respectively.

PAM
Holdings, Inc.

800-786-2998
1814 Franklin St., Suite 503
Oakland, CA 94612
510.587.0800 tel
510.380.6662 fax

Progressive Asset Management, Inc.
Assertions of Exemption of a Non-Carrying Broker or Dealer required by
Rule 17a-5(d)(4) of the
Securities and Exchange Commission
June 30, 2017

I, Catherine Carter, make the following assertions on behalf of Progressive Asset Management, Inc., to the best of my knowledge and belief:

1. Progressive Asset Management, Inc. claims exemption from the requirements of Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission under paragraph (k)(2)(i) [17 CFR 240.15c3-3(k)(2)(i)].

2. Progressive Asset Management, Inc. met the exemption requirements to Rule 15c3-3 [17 CFR 240.15c3-3] of the Securities and Exchange Commission, under paragraph (k)(2)(i) [17 CFR 240.15c3-3(k)(2)(i)], throughout the year ended June 30, 2017, without exception.

Catherine Cartier, President and Chair

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT LLP

CERTIFIED PUBLIC ACCOUNTANTS

DONALD WILSON
ALAN MARKLE
CHARLES STUCKEY
DAVID HARDESTY
DAVID BOTT
DAVID BAILEY
MICHAEL SMITH

Report on Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of **Progressive Asset Management, Inc.**:

We have reviewed the statements of management assertions, included in the accompanying Assertions of Exemption of a Non-Carrying Broker or Dealer Required by Rule 17a-5(d)(4) of the Securities and Exchange Commission (Report), in which Progressive Asset Management, Inc. (Company) identified the following provisions of 17 CFR §15c3-3(k) under which it claimed an exemption from 17 CFR §240.15c3-3: (2)(i) (exemption provisions) and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The management of the Company is responsible for compliance with the exemption provisions and its statements.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the compliance by the Company with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the statements of management. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the statements of management referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wilson Markle Stuckey Hardesty & Bott, LLP

Wilson Markle Stuckey Hardesty & Bott, LLP
Larkspur, CA
September 6, 2017

ONE HUNDRED ONE
LARKSPUR LANDING CIR
SUITE TWO HUNDRED
LARKSPUR CA 94939
P.415.925.1120
F.415.925.1140
WWW.WMSHB.COM